Securities and Exchange Commission

Washington D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-4466

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

(Full title of Plan)

Artesyn Technologies, Inc.

(Name of issuer of securities held pursuant to the Plan)

7900 Glades Road, Suite 500

Boca Raton, Florida 33434

(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Artesyn Technologies, Inc. Employees’

Tax-Favored Thrift and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Artesyn Technologies, Inc. Employees’ Tax-Favored Thrift and Savings Plan (“the Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Certified Public Accountants

West Palm Beach, Florida

June 25, 2004

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

(In thousands)

	2003	2002
ASSETS:
Investments, at fair value	$47,790	$38,572
Cash	36	—
Receivables:
Employer contributions:
Common stock	864	902
Participant contributions	—	222

Total receivables	864	1,124

Net assets available for benefits	$48,690	$39,696

See accompanying notes to financial statements.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

(In thousands)

ADDITIONS:
Contributions:
Employer common stock	$864
Participant	2,523

Total contributions	3,387

Net appreciation in fair value of investments	9,831
Dividends	847
Other	57

Total additions	14,122

DEDUCTIONS:
Benefits paid to participants	(5,117)
Fees and other charges	(11)

Total deductions	(5,128)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,994

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	39,696

End of year	$48,690

See accompanying notes to financial statements.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Notes to Financial Statements

As of December 31, 2003

1.	PLAN DESCRIPTION

The following description of the Artesyn Technologies, Inc. Employees’ Tax-Favored Thrift and Savings Plan (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of its provisions.

General

The Plan was established in January 1979. During 1993, we adopted a prototype plan established by Connecticut General Life Insurance Company, which changed to a custom plan in 1999 due to changes dictated by our merger with Zytec Corporation. During 2003, we restated to a non-standardized prototype plan established by Putnam Fiduciary Trust Company. The Plan provides that all employees who have attained the age of 18 by the Plan entrance date are eligible to participate immediately following their date of employment. Up until March 1, 2003, the entry date was quarterly. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

As of January 1, 1999, the Plan entered into an agreement whereby Putnam Fiduciary Trust Company was appointed Trustee of the Plan. Under the terms of the agreement, the Trustee holds and determines available investment options for the Plan subject to the direction of the Plan Administrator. Management of Artesyn serves as the Plan Administrator, and for purposes of clarity, as used herein, shall be referred to as “we,” “us,” “our” and “Plan Administrator.”

Contributions and Vesting

Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. Participants are immediately vested in their contributions and earnings thereon. In 2003, eligible employees could contribute up to $12,000, plus an additional $2,000 if the employee was over the age of 50 years, as limited by the Internal Revenue Code. We can make matching contributions to the Plan at the discretion of our Board of Directors. In 2003, employee contributions were matched at the rate of 50% of the first 6% of a participant’s annual compensation (as defined in the Plan) that a participant elects to contribute to the Plan. Matching contributions to the Plan were funded by contributions of Artesyn Technologies Inc. common stock.

The Plan is intended to meet the requirements of a participant-directed plan in accordance with Section 404(c) of ERISA and the related regulations. That means, under the Plan, participants may direct the investment of their contributions into a number of different diversified and non-diversified investment options, including the purchase of Artesyn common stock, and the Plan fiduciaries generally will have limited responsibility for such participant-directed investments. The Plan Administrator has the right to direct the initial investment of the matching contribution and has, in the past, directed 100% of such contribution to be invested in Artesyn common stock. Participants may direct the investment of the matching contribution to other investment options available under the Plan following its initial allocation. Vesting in matching contributions plus earnings thereon occurs at a rate of 20% for each year in which an employee completes 1,000 hours of service, except that such amounts become fully vested upon a participant’s retirement, termination of employment because of death or the inability to work due to total or permanent disability. The forfeited, non-vested interest in participants’ accounts may be used to reduce our

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Notes to Financial Statements

As of December 31, 2003

matching contribution or reduce the reasonable expenses of plan administration. The forfeited balances as of December 31, 2002 and 2003 are $38,515 and $56,635 respectively, and are included in Plan assets.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect each participant’s share of the Plan’s income (losses), matching contributions and the participant’s contributions. Allocations of the Plan’s income (losses) and administrative expenses are based on participant account balances, as defined.

Loans to Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balances with a minimum loan amount of $1,000. Loans are repayable primarily through payroll deductions over periods ranging up to 60 months unless the loan is for the purchase of a primary residence, in which case a reasonable period is determined at the time of the loan. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the loan. The interest rates on outstanding loans at December 31, 2003 range from 5.00% to 11.25%.

Benefits

Upon termination of a participant’s services for any reason, including death, disability or retirement, if the amount to be distributed is less than $5,000, the participant’s account will be distributed in a single lump-sum payment equal to his or her vested account balance. If the amount to be distributed exceeds $5,000, the participant is not required to take a distribution. If the participant does not request the distribution, the participant’s account shall remain in the Plan and may be distributed at the participant’s request or as minimum required distributions when the participant attains age 70½. In addition, participants may be eligible to take in-service withdrawals of their vested Plan account balance after reaching age 59½ and in the event of certain specified financial hardships, if certain criteria are met.

Plan Termination

Although we have not expressed any intent to do so, we maintain the right to discontinue our contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts and the Plan will continue until all accounts have been distributed.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Notes to Financial Statements

As of December 31, 2003

Valuation of Investments and Income Recognition

Investments in Artesyn common stock are stated at fair value based on the last reported sales price on the last business day of the year. Shares of listed mutual funds are valued at their quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The unit price of collective investment trusts is established by the trustee based on current market values of the underlying assets of the funds. Investments in participant loans are recorded at carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

Investments held by the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Except for certain investment fees and charges, we pay the expenses of the Plan for legal, accounting and other administrative services. For 2003, we paid $6,742 in administrative expenses on behalf of the Plan.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Notes to Financial Statements

As of December 31, 2003

3.	INVESTMENTS

The following table presents individual investment securities that exceeded 5% of the Plan’s net assets available for benefits at December 31, 2003 and 2002 (in thousands, except share information):

	2003	2002
Participant Directed Investments:
Putnam Stable Value Fund, 12,874,530 shares in 2003 and 14,079,711 shares in 2002	$12,875	$14,080
Artesyn common stock, 937,912 shares in 2003 and 806,017 shares in 2002	7,991	3,095
Putnam Fund for Growth and Income, 258,421 shares in 2003 and 279,937 shares in 2002	4,574	3,958
Putnam Investors Fund, 379,250 shares in 2003 and 425,544 shares in 2002	4,240	3,745
Putnam International Equity Fund, 154,314 shares in 2003 and 169,024 shares in 2002	3,188	2,774
Putnam S&P 500 Index Fund, 105,896 shares in 2003 and 97,264 shares in 2002	2,942	2,105
Putnam New Opportunities Fund, 67,859 shares in 2003 and 72,365 shares in 2002	2,560	2,057
Putnam OTC and Emerging Growth Fund, 357,448 shares in 2003 and 335,090 shares in 2002	2,434	*
George Putnam Fund of Boston, 136,049 shares in 2003 and 151,798 shares in 2002	*	2,247

*	balance is less than 5% of Plan’s net assets

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9.8 million as follows (in thousands):

Mutual funds	$4,492
Artesyn common stock	4,686
Collective investment trust	653

$9,831

4.	INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 9, 2002, stating that the form of the plan is qualified under Section 401 (a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, we have determined that we are eligible to and have chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. We have indicated that we will take the necessary steps, if any, to bring the Plan’s operations into compliance with the code.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Notes to Financial Statements

As of December 31, 2003

5.	RELATED PARTY TRANSACTIONS

The Plan regularly invests in common trust funds and mutual funds managed by the Trustee. These transactions are considered exempt party-in-interest transactions by statutory exemptions under ERISA regulations.

6.	SUBSEQUENT EVENTS

Effective August 2, 2004, the Trustee of the Plan will change from Putnam Fiduciary Trust Company to Fidelity Investments Company. The change was approved by the Plan Investment Committee on April 2, 2004 and presented to the Board of Directors in May 2004.

Schedule I

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2003

EIN: 59-1205269

Plan No: 751237

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Putnam Stable Value Fund	Collective investment trust, variable rate and maturity	$12,874,530
*	Artesyn Technologies, Inc.	Common stock	7,991,006
*	Putnam Fund for Growth and Income	Mutual fund	4,574,049
*	Putnam Investors Fund	Mutual fund	4,240,017
*	Putnam International Equity Fund	Mutual fund	3,188,135
*	Putnam S&P 500 Index Fund	Collective investment trust, variable rate and maturity	2,941,801
*	Putnam New Opportunities Fund	Mutual fund	2,559,660
*	Putnam OTC and Emerging Growth Fund	Mutual fund	2,434,218
*	George Putnam Fund of Boston	Mutual fund	2,310,116
*	Putnam Income Fund	Mutual fund	849,346
*	Participant loans	Loans from participants, 5.00% to 11.25% rates, variable maturity	829,272
	Liberty Acorn Fund	Mutual fund	801,558
*	Putnam Bond Index Fund	Collective investment trust, variable rate and maturity	634,982
	Lord Abbett Mid Cap Value	Mutual fund	562,827
	Loomis Sayles Small Cap Value Fund	Mutual fund	358,423
	Growth Fund of America	Mutual fund	326,859
	AIM Mid Cap Equity Fund	Mutual fund	313,447

	TOTAL		$47,790,246

*	Represents a party-in-interest investment.

Historical cost is not required to be presented as the investments are all participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

Artesyn Technologies, Inc.
Employees’ Tax-Favored
Thrift And Savings Plan
(Name of Plan)

By:	/s/ Richard J. Thompson
Richard J. Thompson
Vice President Finance
Chief Financial Officer
Artesyn Technologies, Inc.

Date: June 25, 2004

EXHIBIT INDEX

Exhibit No.	Description
23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM